UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 29 August 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

429 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

MARKET RELEASE

29 August 2016

NOVOGEN APPOINTS KEY MANAGEMENT PERSONNEL TO DRIVE

TRANSITION TO A DEVELOPMENT-FOCUSED ORGANISATION

•     Dr Gordon Hirsch appointed as Chief Medical Officer, with responsibility for clinical development of Novogen’s pipeline - formerly Vice President and Regional Medical Officer at Sanofi.

•     Dr Peng Leong appointed as Chief Business Officer, with responsibility for partnering and corporate strategy - formerly Global Head of Oncology Business Development at Merck Serono.

•     New appointments will support Novogen’s evolution into a broad-based drug development company with world-class capabilities across discovery, development, and partnering.

Sydney, 29 August 2016 – Australian oncology-focused biotechnology company, Novogen Ltd (ASX: NRT; NASDAQ: NVGN) today announced the appointment of two internationally experienced pharmaceutical industry executives to its management team. The newly-created positions will support Novogen’s strategy of emphasising clinical development and partnering, while maintaining its existing core strengths in drug discovery.

Dr Gordon Hirsch will join the company as Chief Medical Officer, commencing in the fourth quarter, with primary responsibility for driving global clinical development of Novogen’s pipeline of cancer therapies.

Dr Hirsch has spent almost twenty years in the pharmaceutical industry where he has worked with Pfizer Inc (NYSE: PFE), Eli Lilly and Company (NYSE: LLY), Sanofi SA (NYSE: SNY), and The Takeda Pharmaceutical Company (TYO: 4502). His career has involved a broad range of global responsibilities, stretching from early development to commercialisation, and including appointments in Australia, Japan, France, and the United States, and encompassing a portfolio of products with global sales in the billions of dollars. He holds a medical degree from the University of the Witwatersrand in South Africa, and an MBA from Henley Business College in the UK. Dr Hirsch will be based in Sydney, Australia.

Dr Peng Leong will join the company as Chief Business Officer, commencing in September. Dr Leong will be primarily responsible for identifying and negotiating in-licensing and out-licensing opportunities for Novogen, and will take a central role in the ongoing development and execution of Novogen’s corporate strategy.

Dr Leong has spent eighteen years in the pharmaceutical industry, beginning as a scientist, and followed by eight years in healthcare investment banking and private equity, and eight years in business development. Dr Leong started his career at Chiron Corporation, a pioneering biotechnology company based in California that was subsequently acquired by Novartis International AG (NYSE: NVS). While working in healthcare investment banking at CIBC World Markets and Piper Jaffray, he was involved in raising more than US$ 1.4 billion for over 20 biotechnology companies. In his various roles, including his most recent position at Merck Serono (FWB: MRK), Dr Leong has had a leadership role in the acquisition or sale of over US$ 1 billion in pharmaceutical product rights. He holds a PhD in Biochemistry from the University of Toronto, Canada and an MBA from the University of California, Berkeley. Dr Leong will be based in Cambridge, Massachusetts.

In addition to these senior management appointments, Novogen has bolstered its operational capabilities by hiring David Cain, formerly of Aviragen Therapeutics Inc (NASDAQ: AVIR), previously known as Biota Pharmaceuticals. Mr Cain will join Novogen as Director of Chemistry, Manufacturing, and Controls (CMC) and will commence work with the company in October.

Dr James Garner, CEO of Novogen, commented, “as we highlighted at the Shareholder Meeting in March, a key part of our strategy for Novogen this year has been to evolve from a scientific, discovery-focused company to a development organisation, focused on moving programs into and through human trials. As our development candidates transition successively into clinical studies, strong medical and development capabilities will be essential to oversee the progression of our portfolio.

Moreover, in order to realise sustainable long-term shareholder value from our pipeline, we will be looking to actively engage with potential partners to explore licensing opportunities, which may include both out-licensing of our existing development candidates and carefully-considered addition of complementary assets to our portfolio. To succeed in these ambitions, we will need access to a more commercially-focused set of skills and relationships, working alongside the strong scientific capabilities that already exist in Novogen.

It is therefore a great pleasure to have Gordon, Peng, and David join the Novogen team. Their expertise and experience in their respective fields will bring a greater breadth to the organisation, and we are very much looking forward to working with them.”

[ENDS]

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an oncology-focused biotechnology company based in Sydney, Australia. Novogen has two proprietary drug discovery platforms (superbenzopyrans and anti-tropomyosins) with the potential to yield first-in-class agents across a range of oncology indications. The three lead molecules Cantrixil, Anisina, and Trilexium are in preclinical development, with the most advanced molecule, Cantrixil, slated to enter clinical trials in late 2016. For more information, please visit: www.novogen.com.

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to Cantrixil, Anisina, Trilexium, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, Anisina, Trilexium, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, Anisina, Trilexium, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, Anisina, Trilexium, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.